August 5, 2025

Ng Wai Ian
Director, Chairman of the Board and Chief Executive Officer
Zenta Group Co Ltd
Avenida do Infante D. Henrique
No. 47-53A, Macau Square
8th Floor, Unit J
Macau 999078

       Re: Zenta Group Co Ltd
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 24, 2025
           File No. 333-284140
Dear Ng Wai Ian:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed July 24, 2025 Capitalization, page 40

1. Please revise the actual amounts to reflect balances as of March 31, 2025. In addition, revise net tangible book value and net tangible book value per share on page 41 to reflect balances as of March 31, 2025. Refer to Item 3.B. and Item 9.E of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

2. Please revise to include discussion of the years ended September 30, 2024 and
       2023. Refer to Item 5 of Form 20-F.
 August 5, 2025
Page 2

Income before income taxes, page 50

3. Please revise this paragraph and the two paragraphs below it to discuss the six months ended March 31, 2025 and 2024.
Related Party Transactions, page 87

4. Please revise your Related Party Transactions disclosure to provide the information required by Item 7.B of Form 20-F as of the date of the prospectus. In this regard, your current disclosure only provides the information as of March 31, 2025. Please also update as necessary to reflect any developments since the last amendment.
       Please contact Adam Phippen at 202-551-3336 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lawrence Venick